UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one): |X|  Form 10-K   |_|  Form 20-F   |_|  Form 11-K   |_| Form 10-Q
|_| Form N-SAR   |_|  Form N-CSR

         For Period Ended: December 31, 2004
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         |_|  Transition Report on Form 10-K
         |_|  Transition Report on Form 20-F
         |_|  Transition Report on Form 11-K
         |_|  Transition Report on Form 10-Q
         |_|  Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________________


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 Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________


PART I -- REGISTRANT INFORMATION

Fedders Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

505 Martinsville Road
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Address of Principal Executive Office (Street and Number)

Liberty Corner, New Jersey  07938-0813
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
  |X|  |      portion thereof, will be filed on or before the fifteenth
       |      calendar day following the prescribed due date; or the subject
       |      quarterly report or transition report on Form 10-Q, or portion
       |      thereof, will be filed on or before the fifth calendar day
       |      following the prescribed due date; and
       | (c)  The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the "Company") hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended December 31, 2004. The Company changed its fiscal year end from August to December in October 2003 and will report audited financial statements for both the four month transition period ended December 31, 2003 and for the fiscal year ended December 31, 2004. As a result, the Company was unable to file its Form 10-K by March 16, 2005 without unreasonable effort or expense due to delays in completing the Company's financial statements and in preparing supporting documentation regarding such financial statements and providing such documentation to its auditor. In addition, the Company will be unable to complete the additional work required to complete management's assessment of internal controls over financial reporting required for the first time in connection with its Form 10-K under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Oversight Board by the initial filing date without unreasonable effort or expense. The Company currently anticipates that the Form 10-K will be filed by no later than March 31, 2005, the fifteenth calendar day following the date on which the Form 10-K was due.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Kent E. Hansen                908                    604-8686
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           (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      Yes |X|     No  |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss of $15.6 million through the nine months ended September 30, 2004 compared to net income for the same period of 2003 of $15.5 million. Sales and gross margin for the nine months of 2004, compared to the nine months of 2003, showed declines of $22.2 million and 6.6%, respectively. Sales declined as a result of much cooler than normal summer weather in key North American markets. Further, gross profit margin was adversely affected by
(i) higher component and raw material costs due to increases in commodity prices, (ii) a reduction in the value added tax (VAT) rebate on goods produced in China for export, and (iii) unabsorbed manufacturing costs associated with the transition of production from several U.S. factories to China. Because the Company's business is seasonal and, as a result, the Company reports a loss in the second half of its fiscal year, the Company anticipates the trends reflected above will affect full-year comparisons in a similar manner. As described in Part III above, the Company has been unable to complete its financial statements for the period ended December 31, 2004 and therefore is unable to provide a reasonable estimate of the change in results at this time.

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                              Fedders Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 17, 2005                      By: /s/ Kent E. Hansen
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                                               Name:  Kent E. Hansen
                                               Title: Executive Vice President